     FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Silvermex Resources Inc.
Suite 420 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

January 5, 2011

3.	Press Release

The Press Release dated January 5, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced that it had appointed Deloitte & Touche LLP as its new auditors.

5.	Full Description of Material Change

“Silvermex Resources Inc. (the “Company”) (TSX: SLX) announces that in connection with the Company’s recently completed business combination transaction (see news release of the Company dated November 16, 2010), the Company’s Board of Directors has appointed Deloitte & Touche LLP as the new auditors of the Company. The former auditors, Meyers Norris Penny LLP, resigned at the request of the Company and there were no reportable events with respect to the change of auditor.”

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Duane Nelson
Chief Executive Officer
(604) 512-8118

9.	Date of Report

January 5, 2011.